Exhibit_6.12

Expense Sharing Agreement

This Expense Sharing Agreement (this “Agreement”) is entered into as of September 11, 2020, by and between The Gladstone Companies, Ltd., a Cayman Islands Exempted Company (“Limited”); The Gladstone Companies, Inc., a Delaware corporation (“Inc.”); and Gladstone Management Corporation, a Delaware corporation (“GMC”).

WHEREAS Limited is the 100% owner of Inc. and Inc. is the 100% owner of GMC;

WHEREAS, Limited and Inc. do not directly employee personnel;

WHEREAS, all personnel of the Gladstone family of affiliated companies are employed by either GMC or Gladstone Administration, LLC (“Administration”); and

WHEREAS, each of Limited and Inc. have entered into separate administration agreements with Administration, whereby Administration provides administrative services to each of Limited and Inc.

NOW THEREFORE, the Parties agree as follows:

1.

GMC may provide certain personnel services to Limited or Inc., for which Limited or Inc. shall reimburse GMC for all such services and expenses incurred in connection therewith and shall reflect all of the liabilities expenses related thereto on its books and records.  Accordingly, all expenses related to services provided to Limited or Inc. by GMC, and all expenses paid for Limited or Inc. by GMC, shall be allocated to Limited or Inc. by GMC, as applicable, monthly on a reasonable basis that attempts to equate the proportional cost of the service or product to the proportional use of or benefit derived from the service or product.  Expenses that may be allocated, and services that may be provided, include the following:

a)	Administrative expenses;
b)	Communications expenses;
c)

Information technology and computer expenses, including but not limited to, computer hardware, computer software, coordination of market data and telecommunications services and equipment, repairs and maintenance of all technological services and equipment and any other technological needs as may be requested;

d)	Personnel expenses, including administration of employee benefit plans;
e)	Professional fees and expenses;
f)	Travel and business development;
g)	Any other reasonable services agreed to by the Parties;
2.

The form of the monthly allocation for GMC is attached hereto as Exhibit A.  GMC shall provide Limited or Inc. with copies of: (i) the expense allocation methodology; and (ii) invoices paid by GMC on behalf of Limited or Inc.

3.	This Agreement shall remain in force and effect until terminated by any Party upon providing thirty (30) days written notice to the non-terminating Parties.

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Expense Sharing Agreement (Limited, Inc., and GMC)	1

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first listed above.

THE GLADSTONE COMPANIES, LTD.

By:	/s/ David Gladstone
David Gladstone, Chief Executive Officer

THE GLADSTONE COMPANIES, INC.

By:	/s/ David Gladstone
David Gladstone, Chief Executive Officer

GLADSTONE MANAGEMENT CORPORATION

By:	/s/ David Gladstone
David Gladstone, Chief Executive Officer

Expense Sharing Agreement (Limited, Inc., and GMC)	2

Exhibit A

GLADSTONE MANAGEMENT CORPORATION

Form of Allocation of Monthly Expenses and Costs

(a)Generally.  In full consideration of the provision of the services by GMC, Limited or Inc. shall reimburse GMC for the costs and expenses incurred by GMC in performing its obligations and providing personnel services and facilities hereunder.

(b)Payroll Costs.  Limited or Inc. shall reimburse GMC for their pro rata portion of the payroll and related benefits (including tax withholding) (collectively, “Payroll Costs”) for each of GMC’s employees who provide services to Limited or Inc. This amount shall be computed on a monthly basis for each employee as the ratio of the hours spent on behalf of Limited or Inc. to the total hours worked by the employee applied to the employee's payroll and related benefits for that month.

(c)Overhead Costs.  Limited or Inc. shall reimburse GMC for its pro rata portion of GMC’s total operating expenses, if any, not incurred for direct benefit of any party to whom GMC provides investment advisory services, including, but not limited to rent, telephone, IT services, and general office expenses (hereinafter, collectively, “Overhead Costs”).

(d)Direct Expenses.  Limited or Inc. shall reimburse GMC for the direct expenses, if any, incurred by GMC on behalf of Limited or Inc., including, but not limited to, those relating to: organization; preparing financial statements; fees and expenses incurred by GMC payable to third parties, including agents, consultants or other advisors in monitoring financial and legal affairs for Limited or Inc.’s allocable portion of directors and officers/errors and omissions liability insurance and any other insurance premiums; outside legal costs; and all other similar expenses (all such expenses hereinafter collectively referred to as “Direct Expenses”).

(e)Calculation of Monthly Total Costs.  Limited or Inc.’s reimbursement of GMC for Payroll Costs, Overhead Costs, and Direct Expenses (hereinafter collectively referred to herein as “Total Costs”) shall be computed by GMC monthly on the following basis:

i.

Payroll Costs.  The total aggregate hours of service performed by all of GMC’s employees during the month shall be the "Denominator."  The total aggregate hours of service performed by all of GMC’s employees on behalf of Limited or Inc. during the month shall be the "Numerator."  The percentage derived by dividing the Numerator by the Denominator shall be the percentage of all Payroll Costs that shall be billed to Limited or Inc. for that month (the “Monthly Percentage”).

ii.	Overhead Costs. GMC will multiply its actual monthly Overhead Costs by the Monthly Percentage. The result of such calculation will yield the total Overhead Costs allocable to Limited or Inc.
iii.	Direct Expenses. GMC will bill the aggregate Direct Expenses in their entirety to Limited or Inc.

(f)Billing and Payment. GMC shall bill Limited or Inc. for the Total Costs by the 5th business day of the subsequent month.  Limited or Inc., shall, in turn, remit payment to GMC for the Total Costs not later than five business days after it receives the previous month’s bill.

Expense Sharing Agreement (Limited, Inc., and GMC)	3